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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

SMEDVIG asa
(Name of Issuer)

Class A Ordinary Shares, par value NOK 10.00 per share Class B Ordinary Shares, par value NOK 10.00 per share
(Title of Class of Securities)

R8045410 and R8045413
(CUSIP Number)

December 23, 2005
(Date of Event which Requires Filing of this Statement)

CUSIP No. R8045410 and R8045413	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter T. Smedvig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A Shares: 0 Class B Shares: 0
	6.	SHARED VOTING POWER Class A Shares: 613,254 Class B Shares: 713,188
	7.	SOLE DISPOSITIVE POWER Class A Shares: 0 Class B Shares: 272,442
	8.	SHARED DISPOSITIVE POWER Class A Shares: 0 Class B Shares: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares: 613,254 Class B Shares: 713,188
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)[1] Class A Shares: 1.1% Class B Shares: 2.5%
12.	TYPE OF REPORTING PERSON IN

1	Based on a total of 53,764,004 Class A Ordinary Shares and 27,970,000 Class B Ordinary Shares outstanding (excluding shares held as treasury shares) at December 31, 2005.

CUSIP No. R8045410 and R8045413	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nora Smedvig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A Shares: 0 Class B Shares: 0
	6.	SHARED VOTING POWER Class A Shares: 613,254 Class B Shares: 713,188
	7.	SOLE DISPOSITIVE POWER Class A Shares: 613,254 Class B Shares: 206,632
	8.	SHARED DISPOSITIVE POWER Class A Shares: 0 Class B Shares: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares: 613,254 Class B Shares: 713,188
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)[1] Class A Shares: 1.1% Class B Shares: 2.5%
12.	TYPE OF REPORTING PERSON IN

1	Based on a total of 53,764,004 Class A Ordinary Shares and 27,970,000 Class B Ordinary Shares outstanding (excluding shares held as treasury shares) at December 31, 2005.

CUSIP No. R8045410 and R8045413	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hjørdis Smedvig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A Shares: 0 Class B Shares: 0
	6.	SHARED VOTING POWER Class A Shares: 613,254 Class B Shares: 713,188
	7.	SOLE DISPOSITIVE POWER Class A Shares: 0 Class B Shares: 26,000
	8.	SHARED DISPOSITIVE POWER Class A Shares: 0 Class B Shares: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares: 613,254 Class B Shares: 713,188
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)[1] Class A Shares: 1.1% Class B Shares: 2.5%
12.	TYPE OF REPORTING PERSON IN

1	Based on a total of 53,764,004 Class A Ordinary Shares and 27,970,000 Class B Ordinary Shares outstanding (excluding shares held as treasury shares) at December 31, 2005.

CUSIP No. R8045410 and R8045413	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) A/S Veni
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A Shares: 0 Class B Shares: 0
	6.	SHARED VOTING POWER Class A Shares: 613,254 Class B Shares: 713,188
	7.	SOLE DISPOSITIVE POWER Class A Shares: 0 Class B Shares: 208,114
	8.	SHARED DISPOSITIVE POWER Class A Shares: 0 Class B Shares: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares: 613,254 Class B Shares: 713,188
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)[1] Class A Shares: 1.1% Class B Shares: 2.5%
12.	TYPE OF REPORTING PERSON CO

1	Based on a total of 53,764,004 Class A Ordinary Shares and 27,970,000 Class B Ordinary Shares outstanding (excluding shares held as treasury shares) at December 31, 2005.

Item 1(a).	Name of Issuer:

Smedvig asa

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Løkkevein 103B N-4000 Stavanger Norway

Item 2(a).	Name of Person Filing:

See the responses to Item 1 on pages 2 through 5.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Peter Smedvig Aksjeselskap Løkkevein 103 P.O. Box 900 4004 Stavanger Norway

Item 2(c).	Citizenship:

Norway

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value NOK 10.00 per share Class B Ordinary Shares, par value NOK 10.00 per share

Item 2(e).	CUSIP Number:

R8045410 and R8045413

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: A-Shares: 613,254; B-Shares: 713,188

(b)	Percent of class: A-Shares: 1.1%; B-Shares: 2.5%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See individual responses to Item 5 on pages 2 through 5

(ii) Shared power to vote or to direct the vote: See individual responses to Item 6 on pages 2 through 5

(iii) Sole power to dispose or to direct the disposition of: See individual responses to Item 7 on pages 2 through 5

(iv) Shared power to dispose or to direct the disposition of: See individual responses to Item 8 on pages 2 through 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities Exchange Act of 1934 and rules thereunder, and the reporting persons do not expect to file further amendments with respect to the matters which are the subject hereof.

SIGNATURE

     Pursuant to the Joint Filing Agreement, dated June 26, 1997, among Peter T. Smedvig, Nora Smedvig, Nora Smedvig, Jr., Hjørdis Smedvig, Summa AS, Smedvig Rederia A/S, A/S Veni and DS AS Isbjørn, the undersigned is filing this amendment to Schedule 13G on behalf of each of the parties thereto (listed below). After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  January 31, 2006

By:	/s/ Peter T. Smedvig

Name:	Peter T. Smedvig

By:	/s/ Nora Smedvig

Name:	Nora Smedvig

By:	/s/ Hjørdis Smedvig

Name:	Hjørdis Smedvig

A/S VENI

By:	/s/ Odd Torland

Name:	Odd Torland
Title:	General Manager

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

INDEX TO EXHIBITS

Exhibit No.	Exhibit

(1)	Joint Filing Agreement, dated June 26, 1997, among Peter T. Smedvig, Nora Smedvig, Nora Smedvig, Jr., Hjørdis Smedvig, Summa AS, Smedvig Rederia A/S, A/S Veni and DS AS Isbjørn (incorporated by reference from the Schedule 13G filed by each such party on June 26, 1997).